UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-11917

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

Financial Statements and Supplemental Schedule Farm Bureau 401(k) Savings Plan Years Ended December 31, 2013 and 2012 With Report of Independent Registered Public Accounting Firm

Farm Bureau 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm
The Board of Directors
FBL Financial Group, Inc.
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Farm Bureau 401(k) Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 25, 2014
Des Moines, Iowa

Farm Bureau 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Cash	$—	$126,611
Investments at fair value:
Mutual funds	109,913,209	109,153,928
Common collective trusts	30,147,522	9,895,036
Pooled separate accounts	13,311,655	—
Pooled investment trust	26,568,887	23,064,860
Group annuities	32,148,344	34,358,395
Total investments	212,089,617	176,472,219

Receivables:
Employer contributions	2,332,258	124,356
Participant contributions	7,879	191
Notes receivable from participants	4,141,000	4,093,771
Accrued investment income	1,812,089	142,290
Total receivables	8,293,226	4,360,608

Total assets	220,382,843	180,959,438

Liabilities
Amounts payable for pending investment trades	—	119,784
Net assets available for benefits	$220,382,843	$180,839,654

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions:
Investment income:
Interest	$655,261	$981,198
Dividends	8,451,552	2,141,049
Net unrealized and realized gains on investments	28,045,251	12,148,472
	37,152,064	15,270,719

Interest income on notes receivable from participants	133,473	136,199

Contributions:
Participants	10,013,613	9,425,787
Employer	7,460,992	4,345,438
Rollovers from other plans	1,118,795	403,386
Total additions	55,878,937	29,581,529

Deductions:
Benefits paid to participants	16,164,665	18,288,805
Administrative expenses	171,083	151,521
Total deductions	16,335,748	18,440,326
Net additions	39,543,189	11,141,203

Net assets available for benefits at beginning of year	180,839,654	169,698,451
Net assets available for benefits at end of year	$220,382,843	$180,839,654

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, including FBL Financial Group, Inc. (FBL) and Farm Bureau Property & Casualty Insurance Company, as well as several unaffiliated organizations; the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies). Participants may contribute a portion of their compensation, pretax, to the Plan.  Effective January 1, 2013, participants also have the option to make Roth elective contributions which are post tax contributions.  The principal and earnings on a Roth 401(k) account will be distributed tax-free if a participant leaves their Roth balance in their 401(k) plan for at least 5 years and until they reach age 59 ½ . The maximum amount contributed is determined by each participating company, currently set at 50% for all of the Companies, and additional limits are imposed by the Internal Revenue Service (IRS). Certain participating companies match employee contributions up to 5% of eligible compensation. Certain participating companies make non-elective contributions from 5% to 15% of eligible compensation. Beginning in 2013, two participating employers implemented Plan changes whereby a certain group of participants will be matched on employee contributions up to 6% of eligible compensation and will receive a discretionary company contribution of 2.75% up to 5.75% of eligible compensation depending on the participant's combination of age plus years of service. The discretionary contribution is paid in February of the subsequent plan year and subject to a three year vesting schedule. All employee contributions are immediately vested. Employer contributions vesting and eligibility requirements vary by Company.

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Loan terms, outside of home loans, cannot exceed a 5-year repayment period. Home loan terms cannot exceed a 10-year repayment period. A participant may not have more than three loans outstanding at any point in time. A one-time set up fee of $50 is charged for each loan requested. The loans bear a commercially reasonable rate of interest, which is the prime rate as determined by the Plan's trustee or affiliate. Principal and interest is paid ratably through payroll deductions. At employment termination, the loan would be fully due and payable within 90 days unless a distribution is taken within 90 days (in which case it is offset from the distribution). If the loan is not repaid, the loan will be treated as a distribution subject to taxation and the 10% federal excise tax penalty applying to those individuals under age 55. In the event of loan default, the plan participant is given 90 days to reinstate the payment schedule. This 90-day grace period shall not extend beyond the original maturity date of the loan. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.

On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. In the event the participant's vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant's balance is $1,000 or less, then the amount will be distributed directly to the participant. If such an election is not made by the participant and the participant's balance is greater than $1,000 but does not exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election.

Wells Fargo Bank N.A. (Wells Fargo) was the Plan's trustee and provided record keeping services to the Plan through October 31, 2013. Effective November 1, 2013, The Principal Trust Company replaced Wells Fargo as Trustee and provides record keeping services to the Plan.
Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The foregoing description of the Plan provides only general information. A more complete description of the Plan's provisions may be obtained from the plan administrator.

2. Significant Accounting Policies

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statement and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Notes 3 and 4 for further discussion of Plan investments and fair value methodologies. Investment income is recorded when earned.

Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

Payment of Benefits
Benefits are recorded when paid.

3. Investments
Contributions are invested in unaffiliated mutual funds, common collective trusts, pooled separate accounts, an Asset Builder Group Annuity (the "Asset Builder Annuity") offered by Farm Bureau Life Insurance Company, a wholly-owned subsidiary of FBL, and a pooled investment trust which invests primarily in the common stock of FBL. Effective January 30, 2013, Farm Bureau Life Insurance Company froze new contributions to the Group Flexible Premium Deferred Annuity (the "Flexible Premium Annuity") and on February 1, 2013 added the Asset Builder Annuity to the Plan, collectively the Flexible Premium Annuity and the Asset Builder Annuity are referred to as the "Group annuities". All investments are considered participant directed, as participants may select the investments in which to invest their contributions. The mutual funds and pooled separate accounts invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed.
The Group annuities are fully benefit-responsive investment contracts issued by Farm Bureau Life Insurance Company. The Group annuities have no set maturity date and are backed by the full faith and credit of the insurance company. The Group annuities are carried at contract value, which approximates fair value. The contract value of the Group annuities represent contributions plus interest credited at a rate determined by the issuer, less participant withdrawals and administrative expenses. The minimum crediting rate under the Flexible Premium Annuity is 3.0% and 1.0% for the Asset Builder Annuity. Interest crediting rates are reviewed and determined by Farm Bureau Life Insurance Company. The average yield credited to participants with investments in the Flexible Premium Annuity was 3.00% during 2013 and 2012.

The average yield credited to participants with investments in the Asset Builder Annuity was 2.60% during 2013.

During 2013 and 2012, the Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2013	2012

Mutual funds	$17,834,341	$10,287,494
Common collective trusts	3,752,683	1,576,116
Pooled separate accounts	548,764	—
Pooled investment trust	5,909,463	284,862
	$28,045,251	$12,148,472

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2013	2012
Group Flexible Premium Deferred Annuity	$27,331,769	$34,358,395
FBL Financial Group, Inc. Stock(a)	26,568,887	23,064,860
Federated Equity Income I(c)	17,036,805	14,319,321
Wells Fargo S&P MidCap Index N35	(d)	9,895,036
MainStay Large Cap Growth I	14,033,592	9,863,401
PGI MidCap S&P 400 Index Sep Acct	13,077,258	(d)
American Funds EuroPacific Gr R6	(b)	9,092,510
American Century Small Cap Value I	11,949,656	(b)

a.	The FBL Financial Group, Inc. common stock is owned indirectly through an investment in a pooled investment trust.

b.	Investment is less than 5% of Plan net assets.

c.	Formerly Federated Capital Appreciation I, effective April 19, 2013, the fund's name changed.

d.	With the transition of the Plan Trustee to the Principal Trust Company, the Plan retained many of the same core investment options; however, it also replaced several Wells Fargo based investments.

4. Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1:	Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.

Level 3:	Fair values are based on significant unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
There were no transfers between Level 1 and Level 2 during the year.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Mutual funds: Valued at quoted prices in an active market which represent NAV of shares held by the plan.
Common collective trust: Valued based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.
Pooled separate accounts: Valued based on the latest quoted market price of the investments held within the fund. The pooled separate accounts allow 1 transfer per 30 day period. The transfer restriction applies to all plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the plan is not allowed to transfer back in this investment option until the holding period elapses. Contributions into the investment options are not impacted.
Pooled investment trust: Valued based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund.
Group annuities: These are considered fully benefit-responsive investment contracts and are carried at fair value. The contract value is equivalent to its fair value as the interest-crediting rate is periodically reset to market rates at the discretion of the issuer, thus no adjustment is required.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2013 and 2012.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$69,641,586	$—	$—	$69,641,586
International equity funds	19,494,061	—	—	19,494,061
Fixed income funds	13,782,459	—	—	13,782,459
U.S. real estate fund	2,518,824	—	—	2,518,824
Principal preservation	4,476,279	—	—	4,476,279
Total mutual funds	109,913,209	—	—	109,913,209

Common collective trust (a) - Target date retirement funds	—	30,147,522	—	30,147,522
Pooled Separate Accounts - U.S. equity funds	—	13,311,655	—	13,311,655
Pooled investment trust	—	26,568,887	—	26,568,887
Group annuities	—	—	32,148,344	32,148,344
Total assets at fair value	$109,913,209	$70,028,064	$32,148,344	$212,089,617

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$50,765,516	$—	$—	$50,765,516
International equity funds	18,196,905	—	—	18,196,905
Fixed income funds	15,004,472	—	—	15,004,472
Target date retirement funds	19,755,390	—	—	19,755,390
U.S. real estate fund	2,463,394	—	—	2,463,394
Principal preservation	2,968,251	—	—	2,968,251
Total mutual funds	109,153,928	—	—	109,153,928

Common collective trust (a)	—	9,895,036	—	9,895,036
Pooled investment trust	—	23,064,860	—	23,064,860
Group Flexible Premium Deferred Annuity	—	—	34,358,395	34,358,395
Total assets at fair value	$109,153,928	$32,959,896	$34,358,395	$176,472,219

a.
Common collective funds are unregistered investment products that commingle the assets of multiple fiduciary clients to invest in a diversified portfolio of stocks, bonds, or other securities. Common collective funds are available only to retirement, pension, profit sharing, stock bonus and certain other employee benefits trusts, which are exempt from Federal income tax, and for which the Plan's trustee acts as a fiduciary. They are primarily regulated by the Office of the Comptroller of the Currency (OCC). There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012

Balance, beginning of year	$34,358,395	$32,030,419
Purchases	46,038,234	16,509,611
Sales	(48,248,285)	(14,181,635)
Balance, end of year	32,148,344	34,358,395

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan had recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
6. Administrative and Operating Expenses

For 2012 and the first ten months of 2013, the Plan's administrative expenses were assessed on each participant's account balance by applying an annual percentage rate of 0.16%. Effective November 1, 2013, upon transition of Trustee to the Principal Trust Company, the administration annual expense percentage rate decreased to 0.15%.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

E.I.N. 42-0331840 Plan #004

December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Mutual funds, at fair value:
American Century Investments	American Century Small Cap Value Inst.		$11,949,656
The American Funds	American Funds EuroPacific Gr R6		10,541,471
Federated Securities Corporation	Federated Bond Inst.		4,822,376
Federated Securities Corporation	Federated Equity Income Inst.		17,036,805
Federated Securities Corporation	Federated Global Allocation Inst.		6,142,048
Federated Securities Corporation	Federated Total Return Bond Inst.		7,519,683
Ivy Investment Management Company	Ivy Mid Cap Growth I		78,224
John Hancock	John Hancock Disc. Value Mid Cap I		300,546
JP Morgan Funds	JP Morgan High Yield R6		1,440,401
Loomis Sayles	Loomis Sayles Small Cap Growth I		10,340,471
MainStay Funds	MainStay Large Cap Growth I		14,033,592
MFS Investment Managment	MFS Value R5		8,987,663
T. Rowe Price Funds	T. Rowe Price Emerging Market Stock		2,810,541
Vanguard Group	Vanguard Institutional Index Inst.		6,914,629
Vanguard Group	Vanguard REIT Index Signal		2,518,824
Wells Fargo Bank, N.A.	Wells Fargo Adv. 100%Treasury Money Market		4,476,279
			109,913,209
	Common collective trusts, at fair value:
Principal Trust Company (2)	Principal Trust(SM) Income		411,642
Principal Trust Company (2)	Principal Trust(SM) Target 2010		1,096,694
Principal Trust Company (2)	Principal Trust(SM) Target 2015		1,776,821
Principal Trust Company (2)	Principal Trust(SM) Target 2020		5,100,986
Principal Trust Company (2)	Principal Trust(SM) Target 2025		3,643,159
Principal Trust Company (2)	Principal Trust(SM) Target 2030		5,779,884
Principal Trust Company (2)	Principal Trust(SM) Target 2035		2,669,427
Principal Trust Company (2)	Principal Trust(SM) Target 2040		4,142,749
Principal Trust Company (2)	Principal Trust(SM) Target 2045		2,296,103
Principal Trust Company (2)	Principal Trust(SM) Target 2050		3,011,161
Principal Trust Company (2)	Principal Trust(SM) Target 2055		218,896
			30,147,522
	Pooled separate accounts, at fair value:
Principal Life Insurance Company (2)	PGI MidCap S&P 400 Index		13,077,258
Principal Life Insurance Company (2)	PGI SmallCap S&P 600 Index		234,397
			13,311,655
	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. Stock		26,568,887

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

E.I.N. 42-0331840 Plan #004

December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Group annuities, at fair value:
Farm Bureau Life Insurance Company (2)	Asset Builder Group Annuity, at fair value		$4,816,575
Farm Bureau Life Insurance Company (2)	Group Flexible Premium Deferred Annuity, at fair value		27,331,769
			32,148,344
Loans to participants	Varying maturity dates with interest rates ranging from 3.25% - 7.25%		4,141,000
Total investments and loans to participants			$216,230,617

(1)	Cost information is only required for non-participant-directed investments.

(2)	The issuer is considered a party in interest to the Plan.

Exhibits:

Exhibit number	Description
23.2	Consent of Independent Registered Public Accounting Firm, filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2014

FARM BUREAU 401(k) SAVINGS PLAN

By:    Farm Bureau Retirement Plan Committee
(Administrator of the Plan)

By:      /s/
Douglas V. Shelton
Chairman